UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Aerosonic Corporation

(Name of Issuer)

Common Stock, $.40 par value
(Title of Class of Securities)

008015307
(CUSIP Number)

Roger C. Mayo, President

Electro Technik Industries, Inc.

12449 Enterprise Boulevard

Largo, Florida 33773

(727) 536-7861

With a Copy to:

Michael T. Cronin, Esq. Johnson, Pope, Bokor, Ruppel & Burns, LLP 911 Chestnut Street Clearwater, Florida 33756 (727) 461-1818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Electro Technik Industries, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 486,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 486,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $.40 par value (the “Common Stock”), of Aerosonic Corporation, a Florida corporation (the “Issuer”), having its principal executive offices at 1212 North Hercules Avenue, Clearwater, Florida 33765.

Item 2.	Identity and Background

This Schedule 13D is being filed by Electro Technik Industries, Inc., a Florida corporation (“ETI” or the “Reporting Person”).  The address of the principal business office of ETI is 12449 Enterprise Boulevard, Largo, Florida 33773.

The principal business of ETI is the development and manufacturing of microwave, resistors and magnetic products for commercial and military markets.

The name, present principle occupation or employment, present business address and country of citizenship of each director and executive officer of ETI is set forth on Schedule I attached hereto.

During the past five years, neither ETI nor, to the best of ETI’s knowledge, any director or executive officer of ETI, has been (i) convicted of in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

An aggregate of 486,000 shares of Common Stock reported in this Schedule 13D as being beneficially owned by ETI were acquired in open market purchases.  The aggregate purchase price for the shares of Common Stock purchased by ETI in open market purchases was $201,235.72.  The source of funding for the purchases of such shares was the general working capital of ETI. See Item 5(c) for additional details.

Item 4.	Purpose of Transaction

ETI acquired the shares of Common Stock for investment purposes. ETI intends to assess its investments in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Common Stock, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant by ETI, it or its affiliates may acquire additional shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. ETI may also determine to dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. Although ETI’s current purchase of the Issuer’s Common Stock has been made for investment, ETI’s ongoing assessment of the Issuer’s operating performance, strategic directions or other matters, could result in or related to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, ETI does not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  According to the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended October 31, 2008, there were 3,598,552 shares of Common Stock outstanding as of October 31, 2008.  Based on such information and including the transactions described in Item 5(c) below, ETI reports beneficial ownership of 486,000 shares of Common Stock, which represents approximately 13.5% of the total number of issued and outstanding shares of Common Stock.  Voting and dispositive power with respect to such shares of Common Stock is held solely by ETI.

(c)  During the last sixty (60) days, ETI purchased shares of the Issuer’s Common Stock in open market purchases as summarized on Schedule 2.

Other than the transactions disclosed above, neither ETI nor, to the best of ETI’s knowledge, any director or executive officer of ETI, has engaged in any transactions in shares of Common Stock in the last sixty (60) days.

(d), (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

ETI is a closely-held family business. Each shareholder of ETI disclaims beneficial ownership of ETI assets, including the Issuer’s Common Stock, beyond each ETI shareholder’s respective percentage ownership interest in ETI.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between ETI or, to the best of ETI’s knowledge, any director or executive officer of ETI, and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2008	ELECTRO TECHNIK INDUSTRIES, INC.

	By:	/s/ Roger C. Mayo President

SCHEDULE I

ELECTRO TECHNIK INDUSTRIES, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
Roger C. Mayo	President/Director	Electro Technik Industries, Inc. 12449 Enterprise Boulevard Largo, FL 33773	USA
Geraldine R. Mayo	Secretary/Treasurer/Director Housewife – wife of Roger C. Mayo	Electro Technik Industries, Inc. 12449 Enterprise Boulevard Largo, FL 33773	USA
Darryl K. Mayo	Vice President/Director Son of Roger C. Mayo	Electro Technik Industries, Inc. 12449 Enterprise Boulevard Largo, FL 33773	USA
Cassandra M. Chiaro	Director Housewife – daughter of Roger C. Mayo; sister of Darryl K. Mayo	Electro Technik Industries, Inc. 12449 Enterprise Boulevard Largo, FL 33773	USA

Schedule 2

Date		# of Shares	Price per Share	Total

12/30/2008	Buy	1,000	$0.550	$550.00
12/29/2008	Buy	100	$0.590	$59.00
12/29/2008	Buy	1,000	$0.590	$590.00
12/29/2008	Buy	4,000	$0.587	$2,347.20
12/29/2008	Buy	3,200	$0.553	$1,768.96
12/29/2008	Buy	536	$0.588	$315.28
12/29/2008	Buy	1,000	$0.570	$570.00
12/29/2008	Buy	800	$0.553	$442.56
12/29/2008	Buy	1,000	$0.590	$590.00
12/29/2008	Buy	1,000	$0.560	$560.00
12/29/2008	Buy	100	$0.590	$59.00
12/29/2008	Buy	400	$0.586	$234.56
12/29/2008	Buy	1,000	$0.580	$580.00
12/29/2008	Buy	1,000	$0.580	$580.00
12/29/2008	Buy	400	$0.590	$236.00
12/29/2008	Buy	400	$0.590	$236.00
12/29/2008	Buy	5,078	$0.553	$2,809.15
12/29/2008	Buy	2,000	$0.590	$1,180.00
12/29/2008	Buy	6,700	$0.560	$3,752.00
12/29/2008	Buy	1,600	$0.586	$936.96
12/29/2008	Buy	1,600	$0.586	$936.96
12/29/2008	Buy	222	$0.540	$119.88
12/26/2008	Buy	25,000	$0.300	$7,500.00
12/26/2008	Buy	200	$0.550	$110.00
12/26/2008	Buy	14,560	$0.520	$7,571.20
12/26/2008	Buy	200	$0.543	$108.50
12/26/2008	Buy	6,000	$0.310	$1,860.00
12/26/2008	Buy	100	$0.525	$52.50
12/26/2008	Buy	5,000	$0.550	$2,750.00
12/26/2008	Buy	2,600	$0.550	$1,430.00
12/26/2008	Buy	6,900	$0.380	$2,622.00
12/26/2008	Buy	7,000	$0.290	$2,030.00
12/26/2008	Buy	500	$0.560	$280.00
12/26/2008	Buy	1,000	$0.510	$510.00
12/26/2008	Buy	500	$0.560	$280.00
12/26/2008	Buy	600	$0.430	$258.00
12/26/2008	Buy	100	$0.535	$53.50
12/26/2008	Buy	500	$0.380	$190.00
12/26/2008	Buy	9,400	$0.450	$4,230.00
12/26/2008	Buy	8,100	$0.360	$2,916.00
12/26/2008	Buy	10,000	$0.450	$4,500.00
12/26/2008	Buy	2,000	$0.550	$1,100.00
12/26/2008	Buy	4,604	$0.300	$1,381.20
12/26/2008	Buy	5,000	$0.530	$2,650.00
12/26/2008	Buy	2,500	$0.490	$1,225.00
12/26/2008	Buy	11,323	$0.350	$3,963.05
12/26/2008	Buy	8,301	$0.450	$3,735.45
12/26/2008	Buy	2,500	$0.550	$1,375.00

Date		# of Shares	Price per Share	Total

12/26/2008	Buy	600	$0.330	$198.00
12/26/2008	Buy	5,000	$0.340	$1,700.00
12/26/2008	Buy	20,000	$0.440	$8,800.00
12/26/2008	Buy	400	$0.510	$204.00
12/26/2008	Buy	2,500	$0.510	$1,275.00
12/24/2008	Buy	2,900	$0.290	$841.00
12/24/2008	Buy	20,000	$0.390	$7,800.00
12/24/2008	Buy	13,750	$0.400	$5,500.00
12/24/2008	Buy	3,500	$0.370	$1,295.00
12/24/2008	Buy	5,500	$0.390	$2,145.00
12/24/2008	Buy	3,000	$0.390	$1,170.00
12/24/2008	Buy	2,500	$0.300	$750.00
12/24/2008	Buy	2,500	$0.350	$875.00
12/24/2008	Buy	900	$0.340	$306.00
12/24/2008	Buy	2,100	$0.280	$588.00
12/24/2008	Buy	1,900	$0.360	$684.00
12/24/2008	Buy	20,000	$0.250	$5,000.00
12/24/2008	Buy	15,000	$0.500	$7,500.00
12/24/2008	Buy	8,700	$0.390	$3,393.00
12/24/2008	Buy	2,000	$0.390	$780.00
12/24/2008	Buy	1,500	$0.400	$600.00
12/24/2008	Buy	2,000	$0.370	$740.00
12/24/2008	Buy	2,000	$0.330	$660.00
12/24/2008	Buy	25,000	$0.290	$7,250.00
12/24/2008	Buy	2,500	$0.440	$1,100.00
12/24/2008	Buy	15,000	$0.250	$3,750.00
12/24/2008	Buy	11,300	$0.400	$4,520.00
12/24/2008	Buy	5,000	$0.350	$1,750.00
12/24/2008	Buy	2,500	$0.390	$975.00
12/24/2008	Buy	2,500	$0.380	$950.00
12/24/2008	Buy	5,000	$0.290	$1,450.00
12/24/2008	Buy	5,000	$0.450	$2,250.00
12/24/2008	Buy	15,000	$0.390	$5,850.00
12/24/2008	Buy	5,000	$0.320	$1,600.00
12/24/2008	Buy	726	$0.380	$275.88
12/24/2008	Buy	500	$0.350	$175.00
12/23/2008	Buy	2,600	$0.520	$1,352.00
12/23/2008	Buy	100	$0.560	$56.00
12/22/2008	Buy	4	$0.530	$2.12
12/22/2008	Buy	100	$0.550	$55.00
12/22/2008	Buy	300	$0.520	$156.00
12/22/2008	Buy	1,496	$0.540	$807.84
12/22/2008	Buy	600	$0.540	$324.00
12/19/2008	Buy	1,900	$0.490	$931.00
12/19/2008	Buy	3,000	$0.500	$1,500.00
12/18/2008	Buy	2,600	$0.510	$1,326.00
12/17/2008	Buy	2,400	$0.500	$1,200.00
12/17/2008	Buy	2,000	$0.500	$1,000.00
12/17/2008	Buy	1,759	$0.500	$879.50
12/17/2008	Buy	2,000	$0.490	$980.00
12/17/2008	Buy	500	$0.500	$250.00
12/17/2008	Buy	241	$0.480	$115.68

Date		# of Shares	Price per Share	Total

12/16/2008	Buy	1,000	$0.550	$550.00
12/12/2008	Buy	500	$0.740	$370.00
				$0.00
12/12/2008	Buy	-2,000		$0.00
12/12/2008	Buy	100	$0.750	$75.00
12/12/2008	Buy	200	$0.750	$150.00
12/12/2008	Buy	500	$0.720	$360.00
				$490.00
12/12/2008	Buy	1,000	$0.490	$0.00
				$980.00
12/11/2008	Buy	200	$0.570	$114.00
12/11/2008	Buy	100	$0.500	$50.00
12/11/2008	Buy	600	$0.550	$330.00
12/11/2008	Buy	300	$0.580	$174.00
12/11/2008	Buy	3,500	$0.490	$1,715.00
12/11/2008	Buy	500	$0.530	$265.00
12/10/2008	Buy	6,500	$0.500	$3,250.00
12/10/2008	Buy	300	$0.510	$153.00
12/10/2008	Buy	2,500	$0.490	$1,225.00
12/9/2008	Buy	2,000	$0.490	$980.00
12/9/2008	Buy	2,600	$0.500	$1,300.00
12/9/2008	Buy	1,000	$0.500	$500.00
12/9/2008	Buy	3,700	$0.490	$1,813.00
12/9/2008	Buy	2,000	$0.490	$980.00
12/9/2008	Buy	3,000	$0.500	$1,500.00
12/8/2008	Buy	2,500	$0.490	$1,225.00
12/8/2008	Buy	2,400	$0.460	$1,104.00
12/8/2008	Buy	2,000	$0.460	$920.00
12/8/2008	Buy	1,500	$0.500	$750.00
12/5/2008	Buy	1,000	$0.500	$500.00
12/5/2008	Buy	1,600	$0.500	$800.00
12/5/2008	Buy	1,400	$0.480	$672.00
12/5/2008	Buy	1,500	$0.450	$675.00
12/5/2008	Buy	500	$0.500	$250.00
12/5/2008	Buy	2,600	$0.480	$1,248.00
12/4/2008	Buy	1,700	$0.500	$850.00
12/4/2008	Buy	600	$0.490	$294.00
12/4/2008	Buy	290	$0.500	$145.00
12/4/2008	Buy	1,510	$0.480	$724.80
12/4/2008	Buy	1,250	$0.500	$625.00
12/4/2008	Buy	600	$0.490	$294.00
12/4/2008	Buy	1,000	$0.500	$500.00
12/4/2008	Buy	600	$0.490	$294.00
12/4/2008	Buy	1,900	$0.480	$912.00
12/4/2008	Buy	650	$0.500	$325.00
12/4/2008	Buy	1,300	$0.480	$624.00
12/4/2008	Buy	2,000	$0.480	$960.00